12014933

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murphy & Durieu

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway – 17th Floor
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Petri 212-618-0962
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Murphy & Durieu**____ as of ____**December 31, 2011**_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2013

Signature

General Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the General Partner
Murphy & Durieu
New York, New York

We have audited the accompanying statement of financial condition of Murphy & Durieu (the "Partnership") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Murphy & Durieu as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 29, 2012

Murphy & Durieu

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 1,708,493
Cash Segregated Under Federal Regulations	10,000
Deposits With Clearing Organizations	254,759
Receivable From Brokers, Dealers and Clearing Organizations	2,926,347
Securities Owned, at fair value	1,502,714
Secured Demand Notes Receivable Collateralized by Cash and Marketable Securities	1,260,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $2,293,813)	1,657,289
Other Assets	266,569
Total assets	$ 10,386,171

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued employee compensation and benefits	$ 3,422,006
Payable to brokers, dealers and clearing organizations	80
Securities sold, not yet purchased, at fair value	1,279,242
Accrued expenses and other liabilities	2,520,004
	7,221,332
Commitments, Contingencies and Guarantees	
Liabilities Subordinated to Claims of General Creditors	1,260,000
Partners' Capital	1,904,839
Total liabilities and Partners' capital	$ 10,386,171

See Notes to Statement of Financial Condition.

Note 1. Organization

Murphy & Durieu (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

Note 2. Significant Accounting Policies

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

The Partnership records transactions in securities, commissions and floor brokerage revenue and related expenses on a trade-date basis.

The Partnership at times maintains deposit accounts with balances that may exceed Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses with regard to such deposits.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations and common stock are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized in net gains from principal transactions in securities on the statement of operations. Securities owned, at fair value at December 31, 2011, are held at a clearing organization and can be sold or pledged.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. The Partnership measures the market value of the securities borrowed against the collateral on a daily basis and additional cash is provided or refunded, as necessary, to ensure that such transactions are adequately collateralized.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the related lease agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership follows the provisions of ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3) (see Note 6).

Note 2. Significant Accounting Policies (Continued)

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Partnership's financial statements.

Note 3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Certain customer transactions are cleared on a fully disclosed basis by one broker. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$ 2,925,193	$ -
Securities failed to deliver/receive	1,154	80
	$ 2,926,347	$ 80

Note 4. Commitments, Contingencies and Guarantees

The Partnership is committed under noncancelable operating leases for office space expiring between 2011 and 2016. These leases are subject to escalations based on increases in certain costs incurred by the lessor.

The minimum future lease payments under the leases is as follows:

Year ending December 31,	
2012	$ 55,485
2013	57,149
2014	58,861
2015	60,632
2016	5,065
	$ 237,192

At December 31, 2011, the Partnership has a letter of credit available of $130,000. As of December 31, 2011, there was no outstanding balance under this letter of credit.

In the normal course of business, the Partnership has been the subject of reviews by various regulatory authorities and an ongoing FINRA investigation arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and investigations by regulatory authorities will not have a material adverse effect on the Partnership's financial position.

Note 5. Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligation under these indemnifications to be remote.

Note 6. Fair Value of Financial Instruments

FASB Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Partnership has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

Note 6. Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 426,096	$ 386,491	$ 32,597	$ 7,008
Debt securities	1,109,215	1,050,471	58,744	-
Securities owned, at fair value	$ 1,535,311	$ 1,436,962	$ 91,341	$ 7,008
Common stock	$ 351,561	$ 351,561	$ -	$ -
Debt securities	927,681	879,367	48,314	-
Securities sold, not yet purchased, at fair value	$ 1,279,242	$ 1,230,928	$ 48,314	$ -

Financial instruments classified as Level 3 in the fair value hierarchy represent the Partnership's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance, January 1, 2011	$ 6,949
Securities purchased in 2011	59
Balance, December 31, 2011	$ 7,008

Note 7. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2011 relate to secured demand note agreements with certain individuals and mature between January 3, 2012 and December 31, 2012. These notes bear interest at a rate of 5% to 12% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities include $1,783,265 of excess collateral related to certain secured demand notes.

At December 31, 2011, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and, therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the SEC's capital regulations governing the withdrawal of subordinated debt.

Note 8. Income Taxes

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"). At December 31, 2011, the Partnership had utilized all net operating loss carryforwards, which were available to offset New York City UBT income.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2008.

Note 9. Employee Benefit Plan

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2011.

Note 10. Related Party Transactions

The Partnership and the General Partner have agreements whereby the Partnership rents equipment and office space from the General Partner.

Note 11. Financial Instruments With Off-Balance-Sheet Risk

The Partnership has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the statement of financial condition at the December 31, 2011 fair value of the securities. If the fair value of such securities increases subsequent to December 31, 2011, the Partnership will incur a loss, and such loss could be material.

The Partnership may be exposed to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Partnership clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations, as the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker. At December 31, 2011, the Partnership has recorded no liabilities for any losses pursuant to the agreement with the clearing broker.

In addition, the Partnership has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 12. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2011, the Partnership had net capital of $804,702, which was $554,702 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

Note 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.